March 18, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549

Attn:	Ernest Greene, Staff Accountant Anne McConnell, Staff Accountant Thomas Jones, Staff Attorney Sherry Haywood, Staff Attorney

Re:	Landcadia Holdings III, Inc. Registration Statement on Form S-4 Filed February 3, 2021 File No. 333-252693

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-4 filed on February 3, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 2, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-4 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-4 filed February 3, 2021

Cover Page

1.	Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

United States Securities and Exchange Commission

March 17, 2021

Response: In response to the Staff’s comment, the Company has revised the cover page to comply with Item 501(b) of Regulation S-K.

Summary of the Proxy Statement/Prospectus, page 23

2.	We note your disclosure on pages 55-56 with respect to the securities held by your sponsor as well as the private placement warrants issued to your sponsor. Please revise the disclosure to quantify the return they will receive on their initial investment. Also, provide similar disclosure in the Q&A beginning on page 8 and the Summary beginning on page 23 about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date. Include the PIPE investors in your discussion. Refer to CF Disclosure Guidance Topic No. 11 on Special Purpose Acquisition Companies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 13-16, 35-37, 60-61, 92-93 and 156-157 to quantify the return the sponsors will receive on their initial investment, including the price paid to acquire their securities and the current value as of March 12, 2021.

3.	We note your disclosure in the penultimate bullet point on page 56 about the out-of pocket expenses. Please revise the disclosure in the bullet point to quantify, if material, the out-of-pocket expenses and provide similar disclosure in the Q&A beginning on page 8 and the Summary beginning on page 23.

Response: In response to the Staff’s comment, the Company advises the Staff that reimbursable out-of-pocket expenses, if any, are not expected to be material. The Company has revised its disclosure on pages 15, 37, 61, 93 and 157 accordingly.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

4.	Please disclose pro forma net income (loss) for each period presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 to disclose pro forma net income (loss) for each period presented.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 41

5.	Please disclose historical loss per share and book value per share information for Hillman Holdco for the periods presented. Please also disclose pro forma equivalent per share information. Refer to Part I.A, Item 3(f) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 to disclose historical loss per share and book value per share information for Hillman Holdco for the periods presented. The Company has revised its disclosure on page 46 to disclosure pro forma equivalent per share information.

Satisfaction of 80% Test, page 86

United States Securities and Exchange Commission

March 17, 2021

6.	Please disclose how the board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 to disclose how the board determined that the business combination had a fair market value of at least 80% of the funds in the trust account at the time of execution of the Merger Agreement.

The Merger Agreement, page 91

7.	Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 107 to (i) state that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, the Company has provided corrective disclosure in the proxy statement/prospectus and (ii) clarify that its public disclosures will include any material information necessary to provide its stockholders a materially complete understanding of the merger agreement disclosures.

Representations and Warranties, page 98

8.	Please expand your disclosure to describe the representations and warranties. For example, what has Hillman Holdco represented or warranted with respect to capitalization, financial statements, material contracts, etc.?

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 104-107 describing the representations and warranties.

Registration Rights Agreement, page 106

9.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that may result from delays in registering shares. Please ensure all disclosures required by ASC 825-20-50-1 are provided in the financial statements.

United States Securities and Exchange Commission

March 17, 2021

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 112 to disclose that the A&R Registration Rights Agreement does not provide for specified cash penalties. The Company advises the Staff that the A&R Registration Rights Agreement does not specify any particular remedies or measures of damages that may arise from delays in or failure to register the covered shares. As the parties have not yet entered into the A&R Registration Rights Agreement, the parties do not believe that any disclosures related to such agreement are required by ASC 825-20-50-1 at this time.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 131

10.	Please revise the pro forma balance sheet to disclose the numbers of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: In response to the Staff’s comment, the Company has revised the section entitled Unaudited Pro Forma Condensed Consolidated Financial Statements to include the numbers of shares authorized, issued and outstanding on a historical and pro forma basis. Please see adjustment (L) on page 142, which discloses the authorized, issued, and outstanding shares on a historical and pro forma basis.

11.	In regard to adjustment (D), please separately present adjustments related to the pay down of existing debt and adjustments related to the issuance of new debt. Please also disclose the material terms of the new debt.

Response: In response to the Staff’s comment, the Company has separately presented adjustments (C) and (D) related to the pay down of existing debt and adjustments related to the issuance of new debt on page 141.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 132

12.	Please revise the pro forma statements of operations to disclose historical earning per share information for Hillman Holdco for the periods ended September 26, 2020 and December 28, 2019.

Response: In response to the Staff’s comment, the Company advises the Staff that as the First Amended Registration Statement includes financial statements of Hillman Holdco for the period ended December 26, 2020, in lieu of financial statements for the periods ended September 26, 2020 and December 28, 2019, the Company has revised the pro forma statements of operations on page 139 to disclose historical earnings per share information for Hillman Holdco for the period ended December 26, 2020.

13.	In regard to the income tax benefits recorded during each period, we note you have not included any pro forma adjustments related to income taxes. Given the changes in interest expense in each period, please clarify how you determined no pro forma adjustments related to income taxes are necessary.

Response In response to the Staff’s comment, the Company has revised the pro forma statement of operations on page 139 and the adjustments on pages 142 and 143 to include income tax adjustments related to the interest expenses adjustments recorded. The income tax adjustments were calculated based on the statutory rate in effect based on FRM 3270, which states, “Normally, tax effects should be calculated with reference to the statutory rate in effect during the periods for which the pro forma statements of comprehensive income are presented.”

United States Securities and Exchange Commission

March 17, 2021

14.	In regard to adjustments AA, BB, DD and EE, please disclose how you determined the interest expense adjustments for each period presented under both redemption scenarios. Please clarify how you determined the effective interest rate of 4.1% and how you determined the amount of the debt reductions. Please separately present adjustments related to the pay down of existing debt and adjustments related to the issuance of new debt. To the extent the new debt will have variable interest rates, please also disclose the potential impact of changes in the interest rates.

Response: The Company acknowledges the Staff’s comment. The Company has obtained details related to the planned issuance of debt that were not previously available, including the relevant interest rate on the debt, and have disclosed this detail accordingly on page 142 and page 143, as detailed in the following pro forma adjustments:

(BB)     Represents the pro forma adjustment to record interest expense associated with new debt. The new debt has a variable interest rate of 275 basis points over the greater of LIBOR and a floor of 0.5%. The effective interest rate was determined using the actual 1-month LIBOR for 2020 reset on a monthly basis, resulting in interest expense of $32.0 million. This is consistent with the terms of the existing debt, as the final executed terms are not available for the new debt and the terms are expected to be consistent between issuances. A change in LIBOR of 1/8 of a percent would result in an increase or decrease in interest expense for the year of $0.8 million. Additional interest expense related to amortization of OID of $0.4 million, ticking fees of $3.7 million, commitment fees of $0.6 million, and agent fees of $0.2 million, resulting in total interest expense of $36.8 million for the year ended December 31, 2020.

(EE)     Reflects the impact on interest expense of the change in the issuance of new debt under the maximum redemption scenario. The effective interest rate was determined consistent with (BB). Under the maximum redemption scenario, a change in LIBOR of 1/8 of a percent would result in a total increase or decrease in interest expense for the year of $0.9 million, or an incremental change of $0.1 million compared to the no redemption scenario.

15.	In regard to adjustments (CC) and (FF), please quantify the number of shares that are excluded from the pro forma loss per share calculations because they are anti-dilutive. Please also clarify how you determined there were no dilutive shares during the period ended September 30, 2020.

Response: In response to the Staff’s comment, the Company advises the Staff that as the First Amended Registration Statement includes financial statements of Hillman Holdco for the period ended December 26, 2020, in lieu of financial statements for the period ended September 26, 2020, the Company has included dilutive shares in the pro forma financial statements on page 140 for the periods presented.

United States Securities and Exchange Commission

March 17, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 176

16.	On page 54, you indicate that your subsidiaries may not be able to, or may not be permitted to, make distributions to enable you to make payments in respect of your indebtedness. In addition, you indicate that each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries. Please disclose and discuss any restrictions on your ability to obtain funds from your subsidiaries and the potential impact on your liquidity, financial condition and results of operations. Please also provide disclosures similar to those required by Rule 4-08(e) of Regulation S-X, if applicable. In light of the restrictions, please tell us what consideration you have given to the need for parent only financial statements or disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 to indicate the restrictions on Hillman Holdco’s ability to obtain funds from its subsidiaries contained in the credit agreements governing the credit facilities of The Hillman Group, Inc., a wholly owned indirect subsidiary of Hillman Holdco. The Company, after consultation with Hillman, does not believe that such restrictions have any impact on liquidity, financial condition or results of operations, or that any parent only financial statements or disclosures are required, given that Hillman Holdco does not conduct any operations and all operations of Hillman Group are conducted by The Hillman Group, Inc. or its subsidiaries. None of the dividend baskets contained in the credit agreements are based on retained earnings or net income and therefore the Company, after consultation with Hillman, does not believe any additional disclosure is required under Regulation S-X.

Critical Accounting Policies and Estimates

Goodwill, page 181

17.	You disclose that the results of the quantitative goodwill assessments in 2019 and 2018 indicated that the fair value of each reporting unit was in excess of its carrying value and, in your annual review of goodwill for impairment in the fourth quarter of 2019, the fair value of each reporting unit exceeded its carrying value by over 5% of its carrying value. Please revise your disclosures to identify the number of reporting units you have and to indicate whether any reporting units are aggregated for the purpose of testing goodwill for impairment. Please clarify whether you believe the estimated fair values of each of your reporting units are substantially in excess of their carrying values. If they are not, please disclose the percentage by which the estimated fair values exceed the carrying values. In addition, please discuss the uncertainties associated with the key assumptions for each at risk reporting unit, including any potential events that could have a negative effect on the estimated fair value.

United States Securities and Exchange Commission

March 17, 2021

Response: In response to the Staff’s comment, the Company has, after consultation with Hillman, revised the disclosure on page 188 to enhance the discussion of the results of Hillman’s annual goodwill impairment testing to include discussion of the number of reporting units, whether or not the fair value of Hillman’s reporting unit substantially exceeds the carrying value and additional discussion of the assumptions and risks for any reporting units where fair value does not substantially exceed the carrying value.

Beneficial Ownership of Securities, page 214

18.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of Jefferies Financial Group Inc. and Oak Hill Capital Partners.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 3 to the beneficial ownership table on page 224 to note that Jefferies Financial Group Inc. is a widely-held public company with no controlling shareholders. In response to the Staff’s comment, the company has revised footnote 20 to the beneficial ownership table on page 225 identify the natural person or persons who have voting and investment control of the shared held by Oak Hill Capital Partners.

Certain United States Federal Income Tax Considerations, page 247

19.	Please delete the term "Certain" from the title of this section and from the first sentence of this section.

Response: In response to the Staff’s comment, the Company has revised such title and the first sentence of such section accordingly. The Company has also made corresponding changes on pages 19, 23, 27, 71 and 259 of the First Amended Registration Statement

20.	We note your disclosure on pages 66 and 248 that the parties intend for the merger to be tax-free under Section 368(a) and that the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and that you indicate in the exhibit index that you will file an opinion of counsel as exhibit 8.1. Tell us whether counsel will be opining on whether the merger qualifies as a reorganization within the meaning of Section 368 and if you believe the merger will be tax-free, disclose an opinion of counsel that supports this conclusion. Also, include in the Q&A beginning on page 8 and provide disclosure in the Summary beginning on page 23 that the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and disclose the tax consequences.

Response: The Company has filed an opinion of counsel as Exhibit 8.1 to the First Amended Registration Statement. Counsel has not, and does not intend to, opine as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. In response to the Staff’s comment, the Company has revised the Q&A on page 23 and the Summary on page 27.

Financial Statements

General, page F-1

United States Securities and Exchange Commission

March 17, 2021

21.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response: The financial statements included in the First Amended Registration Statement have been updated in compliance with Rule 8-08 of Regulation S-X.

Consolidated Financial Statements - HMAN Group Holdings Inc.

Report of Independent Registered Public Accounting Firm, page F-28

22.	We note the current auditor was engaged in 2021. Given that the Company is a predecessor, please confirm to us that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor agreeing or disagreeing with those disclosures, filed as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company confirms, after consultation with Hillman, that Hillman did not change auditors during its two most recent fiscal years or the subsequent interim period. KPMG has served as the auditor for The Hillman Companies, Inc., the wholly owned operating subsidiary of HMAN Group Holdings, Inc. since 2010. The financial statements of HMAN Group Holdings, Inc., the parent company, were not audited prior to 2021.

Consolidated Statements of Comprehensive Income (Loss), page F-30

23.	Please provide earnings per share disclosures here and on page F-72.

Response: In response to the Staff’s comment, earnings per share disclosures have been provided on pages F-23 and F-54.

1. Basis of Presentation

Nature of Operations, page F-33

24.	Based on your disclosures it is not clear if you changed reportable and/or operating segments during the periods presented. To the extent you did, please disclose and discuss how you re-allocated goodwill and tested it for impairment in connection with the change in reportable/operating segments.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the disclosure on page F-31 to enhance the discussion of the change Hillman made to its operating segments, and the impact on the underlying reporting units. The revised disclosure addresses the allocation of goodwill from Hillman’s historic reporting unit to the new reporting units and the results of impairment testing.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-38

United States Securities and Exchange Commission

March 17, 2021

25.	You disclose that judgment was required in applying the new revenue standard in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. You also disclose the Company’s obligation to provide in-store service and access to key duplicating and engraving equipment is satisfied when control of the related products is transferred. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the customer’s acceptance of the products. Please address whether customer acceptance is based on objective or subjective criteria pursuant ASC 606-10-55-86 and 55-88. Please also more fully explain to us the nature of the in-store-services you provide and the terms related to the key duplicating and engraving equipment you provide, including your determination that control of in-store-services and access to key duplicating and engraving services is determined by customer acceptance.

Response: In response to the Staff’s comment, after consultation with Hillman, the disclosure on pages F-34 through F-37 relating to customer acceptance and the timing of revenue recognition for Hillman’s products and services has been modified. Customer acceptance is based on objective criteria; based on the nature of Hillman’s hardware and related products and its historical experience with similar contracts, Hillman can verify that the goods comply with its customer’s agreed-upon specifications in the contract prior to shipment. Therefore, customer acceptance is a formality and control transfers upon the delivery of the physical goods to its customers. Customer acceptance is not a relevant criteria with respect to the timing of revenue recognition for Hillman’s in-store-services and access to key duplicating and engraving services. The note disclosure on page F-34 through F-37 has been modified to eliminate the reference to customer acceptance and to clarify that control transfers and revenue is recognized upon delivery.

Hillman provides a variety of in store services to its customers including designing custom plan-o-grams, installing and detailing store shelves, monitoring inventory levels and reordering products, setting up in-store promotions, and establishing programs that meet customers' requirements for pricing, invoicing, and other needs. Under ASC 606, the contract with the customer is each individual purchase order that details the physical goods that are to be delivered but there is no explicit mention of services. Based on verbal communication and historic practice, there is an implied obligation to provide service for a short period of time beyond the delivery date under the presumption that Hillman’s customers will continue to place orders. Services are provided throughout the duration of the customer relationship including a short period of time both before and after products are delivered, therefore the service performance obligation is satisfied over time. Customers regularly place replenishment orders, with larger multi-store customers placing multiple orders per day and smaller single-store customers placing multiple orders per month. Customer ordering patterns and delivery are typically consistent over time. As such, Hillman believes that recognizing the revenue for services upon delivery of the products is materially consistent with recognizing the revenue over time. To reduce the administrative burden associated with allocating a portion of the transaction price to services and recognizing the service revenue over time, service revenue is recognized as the related products are delivered, which approximates a time-based recognition pattern.

United States Securities and Exchange Commission

March 17, 2021

Hillman will typically enter into arrangements with a customer to provide key duplication and tag engraving machines at no stated cost provided that the customer continues to purchase the related keys and pet tags from Hillman. Title for the machines does not pass to the customer at any time, and Hillman maintains and services the machines onsite at the customer’s retail location. Hillman has determined that the arrangement does not contain a lease. Hillman has no obligation to leave the machines in place if a customer were to switch vendors. After the delivery of the initial order, the customer has no obligation to purchase additional keys or tags from Hillman. Additionally, Hillman may at its discretion pull the machine from the customer and transfer the machine to another customer. Based on verbal communication and past practices, Hillman has an implied obligation to provide access to the key duplication and engraving equipment to active customers for a short period of time beyond the most recent purchase of keys and tags, under the presumption that Hillman’s customers will continue to place orders. Therefore, the performance obligation related to providing access to the key and engraving equipment is satisfied over time. Customers regularly place replenishment orders, with larger multi-store customers placing multiple orders per day and smaller single-store customers placing multiple orders per month. Customer ordering patterns and delivery are typically consistent over time. As such, Hillman believes that recognizing the revenue for access to the key and engraving equipment upon delivery of the related products is materially consistent with recognizing the revenue over time. To reduce the administrative burden associated with allocating a portion of the transaction price to the key or engraving equipment performance obligation and recognizing it over time, Hillman recognizes the entire amount of consideration related to the sale of products and access to key duplicating and engraving equipment upon delivery of the products, which approximates a time-based recognition pattern.

The revenue recognition policy note in Hillman’s financial statements included in the First Amended Registration Statement has been updated.

Stock Based Compensation, page F-41

26.	You disclose that you use a Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. You indicate that determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. Please discuss how you determine the fair value of the common stock underlying your stock option awards. Please also discuss changes in the estimated fair value of Hillman during the periods presented. Please address any material differences between the valuations used to determine the fair value of recently granted stock options relative to the fair value implied by the current merger transaction.

Response: In response to the Staff’s comment, additional disclosure on the valuation of Hillman Holdco’s common stock and the timing of the valuation has been included on page F-37.

The fair value of Hillman Holdco’s common stock and underlying stock-based awards was determined by management with assistance of an independent third-party valuation specialist. As public debt issuer, the lack of an active public market for Hillman Holdco’s common stock requires Hillman’s management to exercise reasonable judgment and consider a number of factors in order to make the best estimate of fair value of equity. Hillman estimates the fair value of Hillman Holdco’s total enterprise value and total equity value using a combination of the income approach and guideline public company method. Estimating the total enterprise value and total equity value requires the application of significant judgment and assumptions.  Factors considered in connection with estimating these values:

United States Securities and Exchange Commission

March 17, 2021

•	Hillman’s financial results and future financial projections;

•	The market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means;

•	The lack of marketability of the Hillman Holdco’s common stock;

•	The likelihood of achieving a liquidity event, such as an initial public offering or business combination, given prevailing market conditions;

•	Industry outlook; and

•	General economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends.

The fair value ultimately assigned to Hillman Holdco’s common stock may take into account any number or combination of the various factors described above, based upon their applicability at the time of measurement.  Determination of the fair value of our common stock also may involve the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding Hillman’s expected future revenue, expenses, and future cash flows; discount rates; market multiples; the selection of comparable companies; and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the valuations as of each valuation date and may have a material impact on the valuation of Hillman Holdco’s common stock.

The valuation of Hillman Holdco’s common stock is historically performed at the end of its fiscal year. The share prices for the years ended December 26, 2020, December 28, 2019 and December 29, 2018 were $1,647.13, $1,315.00, and $1,168.00, respectively. The increases in the share price year over year reflects Hillman’s growth over that time period along with our projected future growth in discounted cash flows along with the market inputs. Hillman Holdco infrequently grants options or other share-based awards. The most recent share-based awards were granted in July of 2020. The exercise price for the options granted in July 2020 was $1,300 which was based on the valuation performed as of December 28, 2019. Through July, Hillman had not seen significant changes in the business that would indicate that a new valuation was necessary. There are several factors that contribute to the difference in the fair value of options granted in 2020 and the implied fair value of Hillman Holdco’s common stock of $1,647.13 with respect to the proposed merger, including the growth Hillman experienced in the second half of 2020 and the estimated discount for lack of marketability included in the prior stock valuations. Upon completion of the proposed Business Combination, New Hillman’s common stock will be traded on a national securities exchange and this negates the impact of the discount for lack of marketability.

The disclosure on page F-37 around share-based compensation has been enhanced to include discussions of the valuation of Hillman Holdco’s common stock along with the existing disclosures.

United States Securities and Exchange Commission

March 17, 2021

20. Subsequent Events, page F-68

27.	Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the disclosure on page F-64, has been revised to indicate the date through which subsequent events were evaluated and if the date is the date the financial statements were issued or the date the financial statements were available to be issued

Exhibit 23.1, page II-4

28.	We note the auditor has consented to the dual date of their report as September 6, 2020 with respect to the financial statements in the Form S-4. Please have the auditor revise their consent to refer to the actual dual date of September 16, 2020 instead of September 6, 2020 so that the report date referenced in the consent is consistent with the report date in the filing.

Response: In response to the Staff’s comment, the Company advises the Staff that as the First Amended Registration Statement includes financial statements of the Company for the year ended December 31, 2020 in lieu of financial statements for the period ended September 30, 2020, the consent has been revised to conform to the updated financial statements.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:      Steven L. Scheinthal, Landcadia Holdings III, Inc.